Mail Stop 3561

March 30, 2010

Stephen S. Langin
Vice President and Chief Financial Officer
Stanadyne Holdings, Inc. & Stanadyne Corporation
92 Deerfield Road
Windsor, CT 06095

Re: Stanadyne Holdings, Inc. & Stanadyne Corporation
File No. 333-124154 & 333-45823, respectively
Form 10-K: For the Fiscal Year Ended December 31, 2008
Form 10-Q: For the Quarter Ended September 30, 2009

Dear Mr. Langin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief